TryHard Holdings Ltd

541-0056, 2 Chome 5−19

Kyutaromachi

Chuo Ward, Osaka

Japan

August 5, 2025

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	TryHard Holdings Ltd
Registration Statement Form F-1, as amended
File No. 333-287751

Ladies and Gentlemen:

We note the comment received from the U.S. Securities and Exchange Commission (the “Commission”) dated August 1, 2025 to Amendment No. 2 to the Registration Statement on Form F-1 submitted on July 21, 2025. We have revised the Registration Statement on Form F-1, filed herewith as Amendment No. 3. Please see our response to your comment, which we have restated below.

Amendment No. 2 to Registration Statement on Form F-1

Index to Consolidated Financial Statements, page F-1

1.	We note your filing includes audited financial statements that are older than 12 months. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in Instruction 2 to Item 8.A.4 as an exhibit to your registration statement.

We have attached a Waiver and Representation letter in accordance with Item 8.A.4 as Exhibit 99.3. We also have provided all outstanding exhibits and an updated consent of auditor.

If you have any questions regarding the Registration Statement on Form F-1 filed herewith, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

TryHard Holdings Ltd

By:	/s/ Rakuyo Otsuki
Rakuyo Otsuki
Chief Executive Officer

cc:	David L. Ficksman
R. Joilene Wood